April 22, 2011

DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq., Special Counsel
Facsimile: (202) 772-9203

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Schedule TO-T filed by LSRI Holdings, Inc. and
Landry’s Restaurants, Inc.
Filed on April 7, 2011
File No. 005-79958

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated April 15, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with LSRI Holdings, Inc. (“LSRI”), Landry’s Restaurants, Inc. (“Landry’s Restaurants” and together with LSRI, “Landry’s”) and Tilman J. Fertitta and provide the following response on their behalf.  Enclosed herewith is Amendment No. 1 to Landry’s Tender Offer Statement on Schedule TO-T, as amended (the “Schedule TO”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Offer to Purchase.  For your convenience, we have reproduced the Staff’s comments before each response.

General

1.
Please provide your analysis as to the applicability of Rule 13e-3 to the transactions at hand.  In your response, among other relevant factors, please ensure that you specifically address any recent transactions in MSSR shares by you and/or your affiliates.

Landry’s respectfully advises the Staff that, in connection with the Offer, it reviewed Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719; April 13, 1981) (the “13e-3 Release”) and considered whether the actions taken and proposed to be taken by Landry’s constitute or may constitute a “Rule 13e-3 transaction” thereunder. For the reasons discussed below, Landry’s concluded that Rule 13e-3 was not applicable to the Offer.

April 22, 2011

For Rule 13e-3 to be applicable to the Offer, Landry’s would have to be an “affiliate” of MSSR as such term is defined in Rule 13e-3(a)(1). An “affiliate” of an issuer is defined in Rule 13e-3(a)(1) as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Footnote 28 in the 13e-3 Release suggests that with respect to affiliate status in a Rule 13e-3 analysis “the existence of a control relationship with [a target] does not turn solely upon the ownership of any specific percentage of securities. Rather the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of [a target], whether through the ownership or voting securities, by contract or otherwise.”

At the commencement of the Offer, by virtue of their membership in a Section 13(d) “group” with Tilman J. Fertitta, Landry’s may be deemed to beneficially own the 1,496,281 Shares of MSSR owned by Mr. Fertitta, which represent approximately 10.1% of the issued and outstanding Shares of MSSR. The Shares held by Mr. Fertitta neither entitle Mr. Fertitta or his affiliates to any representation on MSSR’s board nor otherwise provide Mr. Fertitta or his affiliates with any ability to influence the management decisions of MSSR, other than the right to vote the Shares in the capacity of a holder of the Shares. Landry’s acknowledges that, under a different set of facts and circumstances, the right to vote 10.1% of a Company’s shares might be sufficient to confer affiliate status within the meaning of 13e-3(a)(1). However, under the particular facts and circumstances at hand, we believe these Shares simply are not enough to confer affiliate status on Landry’s under Rule 13e-3.

In addition, the absence of a control relationship of any kind is most pointedly evidenced by the facts and circumstances surrounding the commencement of the Offer. Despite several attempts by Landry’s to engage MSSR and its board of directors in negotiations as described in the Offer to Purchase, MSSR has failed to respond directly to these communications.  Specifically, prior to the commencement of the Offer, and as discussed beginning on page 16 of the Offer to Purchase, Mr. Fertitta sent electronic correspondence on April 4 and 6, 2011 to MSSR. On April 5, 2011, MSSR responded with a public statement that it “did not solicit such an offer” from Landry’s and “has had no discussions with Mr. Fertitta” concerning such an offer. Accordingly, in order to make its case to MSSR’s shareholders, Landry’s has been required to make what is known as a “hostile” tender offer precisely because MSSR’s board and management have refused to engage in mutually beneficial discussions for a negotiated transaction.

As further evidence of the absence of a control relationship, (i) neither Landry’s, nor any officer or director of Landry’s or any of their affiliates, is an officer or director of MSSR or any affiliate of MSSR, (ii) there are no voting agreements or other similar arrangements in place which would allow Landry’s to otherwise exercise control, designate board members or otherwise influence the direction of management or policies MSSR, and (iii) according to the MSSR 2010 Form 10-K, Fred Alger Management, Inc. and FMR LLC own 15.1% and 11.3%, respectfully, of the Shares, which materially dilute any influence Landry’s shareholders would otherwise possess as a result of its lesser 10.1% stake.

April 22, 2011

Landry’s further believes that the exception in Rule 13e-3(g)(1) would be available for the Proposed Merger because prior to the purchase of Shares in the Offer, Landry’s is not, and will not become, an affiliate of MSSR, as discussed above.

Based on the foregoing, Landry’s concluded that it does not have the ability, directly or indirectly, to direct or cause the direction of the management and policies of MSSR, whether through the ownership of voting securities, by contract or otherwise, and that therefore it is not an affiliate of MSSR within the meaning of Rule 13e-3. Consequently, Landry’s believes that Rule 13e-3 is inapplicable to the Offer.

Landry’s advises the Staff that, as disclosed in the Offer to Purchase, there have been no transactions in shares of MSSR by Landry’s or their affiliates within the past 60 days.

2.
You state throughout the Offer to Purchase that you may purchase additional shares of MSSR following the tender offer, such as purchases made in the open market or in privately negotiated transactions, in order to help effect a short-form merger.  You also state that you may pursue an alternative second-stop business combination.  Because the price per share paid in these transactions may be less than that paid in the offer, and purchases may be made using other methods, please disclose the implications of this course of action under Rule 13e-3

Landry’s acknowledges the Staff’s comment. Under certain circumstances, Landry’s may rely on Rule 13e-3(g)(1). Accordingly, Landry’s has revised the Offer to Purchase to reflect the fact that any such open market or privately negotiated purchases, or purchases made in an alternative second-step transaction, will be made at a price at least equal to the highest consideration offered to the holders of Shares in the Offer. Landry’s further advises the Staff that in the event it does not make such purchases at a price at least equal to the highest consideration offered to the holders of Shares in the Offer, Landry’s shall fully comply with all applicable legal requirements, including the disclosure requirements of Rule 13e-3.

Do you have the financial resources to pay for the Shares?, page ii

3.	Please identify each affiliate included in the defined term “Landry’s Group.”

Landry’s has revised the Offer to Purchase to address the Staff’s comment. Landry’s advises the Staff that the members of the Landry’s Group are LSRI, Landry’s Restaurants and Tilman J. Fertitta.

Is your financial condition relevant to my decision to tender in the offer?, page ii

April 22, 2011

4.
Please provide a detailed legal analysis regarding the materiality of bidder financial information set forth in Item 1010(a) and (b) of Regulation M-A.  You state that your proposed financing with Jeffries makes financial statements immaterial, but the existence of a financing condition itself makes the safe harbor of Instruction 2 to Item 10 unavailable.

Item 10 of Schedule TO requires that financial statements be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for a tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer.  For the reasons set forth below, we respectfully submit that financial information for the Landry’s Group is not material to a stockholder’s decision whether to sell, tender or hold the securities that are the subject of the Offer. While we acknowledge that the safe harbor set forth in Instruction 2 to Item 10 of Schedule TO is unavailable, we respectfully submit that Instruction 2 to Item 10 of Schedule TO does not state that financial statements must be disclosed in all cases other than those covered by Instruction 2.  Rather, Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.”

In the Regulation M-A adopting release (Release No. 33-7760, 34-42055; Oct. 26, 1999) (the “M-A Release”), the SEC stated that generally there are several factors (which are not exclusive) that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise.  Moreover, Section G.2(a) of the M-A Release states that “security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer's success and make an informed investment decision.”

 As discussed in the Offer to Purchase, the purpose of the Offer is to enable Landry’s to acquire control of, and ultimately acquire the entire equity interest in, MSSR.  Landry’s will need approximately $125 million to purchase all Shares the Landry’s Group does not already own pursuant to the Offer and to pay related fees and expenses.  Landry’s has entered into a commitment letter with Jefferies Group, Inc. (“Jefferies”) pursuant to which Jefferies has committed, directly or through one or more of its affiliates, to provide financing to the Landry’s Group in an amount equal to $125.0 million in connection with the purchase of all outstanding Shares.  If the other conditions to the Offer are satisfied, MSSR stockholders that tender Shares into the Offer will receive solely cash for their Shares.  As a result, the financial condition of the Landry’s Group would not provide meaningful information to stockholders determining whether to tender their shares in the Offer considering (i) such stockholders will have no ongoing interest in the business or operations of MSSR after their Shares are paid for and (ii) if the Financing Condition is not satisfied, the Landry’s Group will be unable to purchase the Shares tendered in the Offer unless other sources of financing become available and, at the present time, Landry’s does not have and is not pursuing any sources of financing other than the Jefferies Financing.  In addition, stockholders do not need to decide whether to tender in the Offer or remain a continuing security holder in a company with a dominant or controlling security holder, since Landry’s is seeking to acquire the entire equity interest of MSSR.  See Footnote 195 of the M-A Release.

April 22, 2011

Moreover, while the Staff’s comment suggests that the Offer is subject to a financing condition, we note that the Staff has long recognized a distinction between legally binding commitment letters and non−binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non−binding financial arrangement or no financial arrangement at all), the Offer was commenced with a legally binding commitment in place to provide the funds necessary to purchase the Shares tendered in the Offer and to pay related fees and expenses. We respectfully submit that Landry’s already has “committed” financing, and that therefore the condition currently set forth in the Offer to Purchase refers, in effect, to a more limited “funding” condition. By disclosing the Commitment Letter in the Offer to Purchase and by incorporating it by reference as an exhibit, Landry’s has identified its source of financing, disclosed its material terms and conditions to stockholders and made clear that it is prepared to borrow the funds from such financing source necessary to consummate the Offer on the terms described in the Commitment Letter. In other words, Landry’s financing is effectively only conditioned upon the satisfaction of the conditions to funding described in the Offer to Purchase and other customary conditions.

 In conclusion, we believe that the Landry’s Group’s financial wherewithal is not material to stockholders making an informed decision whether to tender or hold their Shares because Landry’s is seeking to acquire the entire equity interest in MSSR, Landry’s is offering to pay for the Shares in cash, and has $125 million to be provided pursuant to the Jefferies financing.  Landry’s further believes that the current disclosure is consistent with market practice in the context of similar transactions involving acquisitions of public companies by private entities.

Introduction, page 1

5.	Offer conditions must be based on objective criteria and cannot be within the bidder’s control. Please revise the Approval Condition and prong (1) of the Impairment Condition accordingly.

Landry’s has revised the Offer to Purchase to address the Staff’s comment.

Terms of the Offer; Expiration Date, page 4

6.
We note that you reserve the right to transfer or assign the right to purchase the shares tendered in the offer.  Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.  Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Landry’s acknowledges the Staff’s comment and confirms its understanding that any entity to which Landry’s assigns the right to purchase Shares in the Offer must be included as a bidder in the Offer and that adding any additional bidders may require Landry’s to disseminate additional offer materials and to extend the term of the Offer.

April 22, 2011

Source and Amount of Funds, page 20

7.	Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A. Conditions to the Offer, page 22

Landry’s has revised the Offer to Purchase to address the Staff’s comment.

Conditions to the Offer, page 22

8.
All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before the time of payment.  Please revise the language in your introductory paragraph accordingly.

Landry’s has revised the Offer to Purchase to address the Staff’s comment.

9.
You refer in the first and third listed conditions to “threatened” actions, proceedings, or changes.  A determination of this nature appears to be subjective, such that a security holder may not be able to verify whether this condition has been satisfied.  Please revise to include an objective standard for the determination as to whether these conditions have been satisfied.

Landry’s has removed the reference to “threatened” actions, proceedings or changes from conditions (a) and (c) in response to the Staff’s comment.

10.
You state in the final paragraph of this section that you may assert conditions regardless of the circumstances giving rise to them, including actions or omissions by you.  The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and are outside the control of the bidder.  Please revise to remove the implication that the conditions may be triggered at your option.  We note that both the Financing Condition and condition (g) appear to be within your control.  With respect to the Financing Condition, we note, for example, conditions 8 and 13 on Exhibit A to the commitment letter with Jeffries.

Landry’s has revised the Offer to Purchase to provide that the conditions to the Offer may not be asserted when such conditions are triggered by the action or inaction of Purchaser or Landry’s.

April 22, 2011

11.
We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions.  Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure.  In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration.  Please confirm your understanding of these points.

Landry’s confirms its understanding of the statements set forth in the Staff’s comment immediately above.

I welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2333.

Very Truly Yours,

/s/ Steve Wolosky

Steve Wolosky